Exhibit (a)(5)(L)

PRESS RELEASE

CONTACTS:

Marissa Wolf

Tel: 212-850-5647

Marissa.wolf@fd.com

Advent Announces Acceptance for Payment of Shares Tendered in Charlotte Russe Tender Offer and Commencement of Subsequent Offering Period

BOSTON, September 29, 2009 — Advent International Corporation (“Advent”), a leading global buyout firm, and Charlotte Russe Holding, Inc. (“Charlotte Russe”) (NASDAQ: CHIC), a specialty retailer of fashion for young women, announced today the successful completion of the tender offer by Advent’s acquisition vehicle, Advent CR Holdings, Inc. (“Parent”) and its wholly-owned subsidiary, Advent CR, Inc. (“Purchaser”), for all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Charlotte Russe.

Mellon Investor Services LLC, the Depositary for the tender offer, has advised Advent that, as of midnight, New York City Time, at the end of the day on September 28, 2009, the expiration date of the tender offer, a total of approximately 18,001,964 shares representing approximately 79.255% of the outstanding shares of common stock of Charlotte Russe on a fully-diluted basis and 85.477% of the currently outstanding shares had been validly tendered and not validly withdrawn as of the expiration date (in addition to 800,253 shares tendered under guaranteed delivery procedures). All validly tendered shares have been accepted for payment and Advent will pay for all such shares promptly.

Advent and Charlotte Russe also announced today that Purchaser would make available a subsequent offering period commencing immediately and expiring at midnight, New York City time, at the end of the day on Tuesday, October 13, 2009 for all shares of common stock (including the associated preferred stock purchase rights) of Charlotte Russe not tendered into the offer prior to the September 28th expiration date. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the subsequent offering period.

During the subsequent offering period, Purchaser will accept for payment and promptly pay for shares of common stock (including the associated preferred stock purchase rights) of Charlotte Russe as they are tendered. Stockholders who tender shares during this period will receive the same $17.50 per share of Charlotte Russe common stock tendered in the tender offer, net to the seller in cash, without interest and less any applicable withholding taxes.  Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn. Parent and Purchaser reserve the right to extend the subsequent offering period in accordance with the offer to purchase and applicable law.

Following the expiration of the subsequent offering period, Purchaser will acquire all of the remaining outstanding shares of common stock (including the associated preferred stock purchase rights) of Charlotte Russe by means of a merger under Delaware law. Following the merger, Purchaser will be merged with and into Charlotte Russe and will become a wholly-owned subsidiary of Parent, and each share of Charlotte Russe’s outstanding common stock will be cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer or the subsequent offering period. Thereafter, the shares of common stock (including the associated preferred stock purchase rights) of Charlotte Russe will cease to be traded on the NASDAQ Global Select Market.

About Charlotte Russe

Charlotte Russe Holding, Inc. is a mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties. As of June 27, 2009, Charlotte Russe operated 501 stores in 45 states and Puerto Rico. For more about Charlotte Russe, please visit http://www.charlotterusse.com.

About Advent

Founded in 1984, Advent is one of the world's leading global buyout firms, with offices in 15 countries on four continents. A driving force in international private equity for 25 years, Advent has built an unparalleled global platform of over 140 investment professionals across Western and Central Europe, North America, Latin America and Asia. The firm focuses on international buyouts, strategic repositioning opportunities and growth buyouts in five core sectors, working actively with management teams to drive revenue growth and earnings improvements in portfolio companies. Since inception, Advent has raised $24 billion in private equity capital and, through its buyout programs, has completed more than 250 transactions valued at approximately $45 billion in 35 countries. More information about Advent is available at www.adventinternational.com.

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this press release is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the related letter of transmittal and other tender offer documents) filed by Parent and the Purchaser with the Securities and Exchange Commission (the “SEC”) on August 31, 2009, as amended on September 16, 2009, September 28, 2009 and September 29, 2009. Charlotte Russe filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on the same date. The tender offer statement (including the offer to purchase, the related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. Those materials are available to Charlotte Russe's stockholders at no expense to them upon request to Innisfree M&A Incorporated, the Information Agent for the tender offer at (888) 750-5834 (toll free). In addition, all of those materials (and all other tender offer documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov.

2